Filed Pursuant to Rule 424(b)(2)
Registration Statement Nos. 333-273353
333-273353-01

PRICING SUPPLEMENT TO THE PROSPECTUS DATED JULY 20, 2023 AND THE PRODUCT PROSPECTUS SUPPLEMENT DATED FEBRUARY 29, 2024



US$13,000,000
Nomura America Finance, LLC
Senior Global Medium-Term Notes, Series A
Fully and Unconditionally Guaranteed by Nomura Holdings, Inc.

Issuer Redeemable Contingent Coupon Barrier Notes Linked to the Least Performing of the SPDR® Dow Jones® Industrial Average℠ ETF Trust, the iShares® Russell 2000 ETF and the SPDR® S&P 500® ETF Trust due November 9, 2027

- Nomura America Finance, LLC is offering the issuer redeemable contingent coupon barrier notes linked to the least performing of the SPDR® Dow Jones® Industrial Average℠ ETF Trust, the iShares® Russell 2000 ETF and the SPDR® S&P 500® ETF Trust (each, a "reference asset" and together, the "reference assets") due November 9, 2027 (the "notes") described below. The notes are unsecured securities. All payments on the notes are subject to our credit risk and that of the guarantor of the notes, Nomura Holdings, Inc.

- Quarterly contingent coupon payments at a rate of 2.90% (equivalent to 11.60% per annum), payable if the closing value of each reference asset on the applicable coupon observation date is greater than or equal to 70% of its initial value.

- The notes will be redeemable by us, at our option, in whole but not in part, at the principal amount plus the applicable contingent coupon, if payable, on any optional redemption date on or after February 9, 2026, regardless of the performance of any reference asset.

- If the notes are not redeemed and the least performing reference asset does not decline by more than 35%, you will receive the principal amount plus the final contingent coupon payment, if payable.

- If the notes are not redeemed and the least performing reference asset declines by more than 35%, there is full exposure to declines in the least performing reference asset, and you will lose all or a portion of your principal amount at maturity. The reference asset with the lowest reference asset performance is the "least performing reference asset."

- Approximately a two year maturity, if not redeemed.

- The notes will not be listed on any securities exchange.

- **The notes are not ordinary debt securities, and you should carefully consider whether the notes are suited to your particular circumstances.**

Investing in the notes involves significant risks, including our and Nomura's credit risk. You should carefully consider the risk factors under "Additional Risk Factors Specific to Your Notes" beginning on page PS-6 of this pricing supplement, under "Risk Factors" beginning on page 6 in the accompanying prospectus, under "Additional Risk Factors Specific to the Notes" beginning on page PS-18 of the accompanying product prospectus supplement, and any risk factors incorporated by reference into the accompanying prospectus before you invest in the notes.

The estimated value of your notes at the time the terms of your notes were set on the trade date (as determined by reference to pricing models used by Nomura Securities International, Inc.) is $987.10 per $1,000 principal amount, which is less than the price to public.

Delivery of the notes will be made against payment therefor on the original issue date specified below.

The notes will be our unsecured obligations. We are not a bank, and the notes will not constitute deposits insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

	Price to Public	Agent's Commission	Proceeds to Issuer
Per Note	100%	0.00%	100%
Total	$13,000,000.00	$0.00	$13,000,0000.00

Nomura Securities International, Inc., acting as the distribution agent, will purchase the notes from us at the price to the public. The price to public, agent's commission and proceeds to issuer listed above relate to the notes we sell initially. We may decide to sell additional notes after the trade date but prior to the original issue date, at a price to public, agent's commission and proceeds to issuer that differ from the amounts set forth above.

We will use this pricing supplement in the initial sale of the notes. In addition, Nomura Securities International, Inc. or another of our affiliates may use this pricing supplement in market-making transactions in the notes after their initial sale. *Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.*

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

Nomura

November 5, 2025

TERMS OF THE NOTES

Issuer:	Nomura America Finance, LLC ("we" or "us")
Guarantor:	Nomura Holdings, Inc. ("Nomura")
Principal Amount:	US$13,000,000
Reference Assets:	The least performing of the SPDR® Dow Jones® Industrial Average^{SM} ETF Trust (current Bloomberg symbol: "DIA") (the "DIA"), the iShares® Russell 2000 ETF (current Bloomberg symbol: "IWM") (the "IWM") and the SPDR® S&P 500® ETF Trust (current Bloomberg symbol: "SPY") (the "SPY") (each, a "reference asset" and together, the "reference assets")
Strike Date:	November 4, 2025
Trade Date:	November 5, 2025
Original Issue Date:	November 7, 2025
Final Valuation Date:	November 4, 2027, subject to postponement as described under "*General Terms of the Notes—Market Disruption Events*" in the accompanying product prospectus supplement.
Stated Maturity Date:	November 9, 2027, unless that date is not a business day, in which case the maturity date will be the next following business day. The actual maturity date for the notes may be different if postponed as described under "*General Terms of the Notes—Market Disruption Events*" in the accompanying product prospectus supplement.

Coupon Observation Dates and Coupon Payment Dates:	**Coupon Observation Dates**	**Coupon Payment Dates**	
	February 4, 2026	February 9, 2026	*
	May 4, 2026	May 7, 2026	*
	August 4, 2026	August 7, 2026	*
	November 4, 2026	November 9, 2026	*
	February 4, 2027	February 9, 2027	*
	May 4, 2027	May 7, 2027	*
	August 4, 2027	August 9, 2027	*
	November 4, 2027 (the Final Valuation Date)	November 9, 2027 (the Stated Maturity Date)	

*These coupon payment dates are also optional redemption dates
Each subject to postponement as described under "General Terms of the Notes—Market Disruption Events" in the accompanying product prospectus supplement.

Contingent Coupon:	**If the closing value of each reference asset is greater than or equal to its contingent coupon barrier on a coupon observation date,** you will receive the contingent coupon of $29.00 per $1,000 principal amount on the applicable coupon payment date. **If the closing value of any reference asset is less than its contingent coupon barrier on a coupon observation date,** the contingent coupon applicable to such coupon observation date will not be payable. *You may not receive any contingent coupon payments over the term of the notes.*
Contingent Coupon Rate:	2.90% quarterly (equivalent to 11.60% per annum)
Early Redemption at the Option of the Issuer:	We may, at our election, redeem the notes on any optional redemption date on or after February 9, 2026. In that case, you will receive a redemption payment amount, per $1,000 principal amount of notes, equal to the principal amount plus the contingent coupon, if payable, on the corresponding optional redemption date. If we elect to redeem

	the notes, we will send a notice to DTC through the trustee at least 2 business days before the applicable optional redemption date. We will have no independent obligation to notify you directly.
Payment at Maturity:	Unless the notes are redeemed by us at our election, on the maturity date, for each $1,000 principal amount of notes, we will pay you the cash settlement amount.
Cash Settlement Amount:	Unless the notes are redeemed by us at our election, for each $1,000 principal amount, you will receive a cash payment on the maturity date, calculated as follows:
	If the final value of the least performing reference asset is greater than or equal to its contingent coupon barrier:
	$1,000 + final contingent coupon
	If the final value of the least performing reference asset is less than its contingent coupon barrier but greater than or equal to its barrier value:
	$1,000
	If the final value of the least performing reference asset is less than its barrier value:
	$1,000 + ($1,000 × reference asset performance of the least performing reference asset).
	If the notes are not redeemed and the final value of the least performing reference asset is less than its barrier value, you will lose up to 100% of the principal amount. Even with any contingent coupons, your return on the notes may be negative in this case.
Least Performing Reference Asset:	The reference asset with the lowest reference asset performance.
Reference Asset Performance:	With respect to each reference asset, the quotient, expressed as a percentage, calculated as follows:
	$$\frac{\text{final value - initial value}}{\text{initial value}}$$
Initial Value:	$470.90 with respect to the DIA, $241.20 with respect to the IWM and $675.24 with respect to the SPY, each of which was its closing value on the strike date, each subject to adjustment as described under "*General Terms of the Notes — Anti-Dilution Adjustments*" in the product prospectus supplement.
Final Value:	For each reference asset, its closing value on the final valuation date.
Contingent Coupon Barrier:	$329.63 with respect to the DIA, $168.84 with respect to the IWM and $472.67 with respect to the SPY, each of which is 70.00% of the initial value (rounded to two decimal places).
Barrier Value:	$306.09 with respect to the DIA, $156.78 with respect to the IWM and $438.91 with respect to the SPY, each of which is 65.00% of the initial value (rounded to two decimal places).
Denominations:	$1,000 and integral multiples thereof
Defeasance:	Not applicable
Program:	Senior Global Medium-Term Notes, Series A
CUSIP No.:	65541KGS7
ISIN No.:	US65541KGS78
Currency:	U.S. dollars

Calculation Agent:	Nomura Securities International, Inc.
Trustee, Paying Agent and Transfer Agent:	Deutsche Bank Trust Company Americas
Clearance and Settlement:	The Depository Trust Company ("DTC") (including through its indirect participants Euroclear and Clearstream, as described under "*Legal Ownership and Book-Entry Issuance*" in the accompanying prospectus)
Minimum Initial Investment Amount:	$1,000
Original Issue Price (Price to Public):	100.00%
Listing:	The notes will not be listed on any securities exchange
Distribution Agent:	Nomura Securities International, Inc.

ADDITIONAL INFORMATION

You should read this pricing supplement together with the prospectus, dated July 20, 2023 (the "prospectus"), and the product prospectus supplement, dated February 29, 2024 (the "product prospectus supplement"), relating to our Senior Global Medium-Term Notes, Series A, of which these notes are a part. **In the event of any conflict between the terms of this pricing supplement and the terms of the prospectus or the product prospectus supplement, the terms of this pricing supplement will control.**

This pricing supplement, together with the prospectus and the product prospectus supplement, contains the terms of the notes. You should carefully consider, among other things, the matters set forth under "Risk Factors" in the accompanying prospectus, under "Additional Risk Factors Specific to the Notes" in the accompanying product prospectus supplement, and under "Additional Risk Factors Specific to Your Notes" beginning on page PS-6 of this pricing supplement. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide. This pricing supplement is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement is current only as of its date.

You may access the prospectus and the product prospectus supplement on the SEC website at www.sec.gov as follows:

- Prospectus dated July 20, 2023:

https://www.sec.gov/Archives/edgar/data/1383951/000110465923082805/tm2320650-3_424b3.htm

- Product Prospectus Supplement dated February 29, 2024:

https://www.sec.gov/Archives/edgar/data/1163653/000110465924029404/tm247408-1_424b3.htm

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in the notes is subject to the risks described below, as well as the risks described under "Risk Factors" in the accompanying prospectus and under "Additional Risk Factors Specific to the Notes" in the accompanying product prospectus supplement. You should carefully consider whether the notes are suited to your particular circumstances. The notes are not secured debt.

Please note that in this section entitled "Additional Risk Factors Specific to Your Notes," references to "holders" mean those who own notes registered in their own names, on the books that we, Nomura or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through DTC or another depositary. Owners of beneficial interests in the notes should read the section entitled "Legal Ownership and Book-Entry Issuance" in the accompanying prospectus.

We urge you to read all of the following information about some of the risks associated with the notes, together with the other information in this pricing supplement, the accompanying prospectus and the accompanying product prospectus supplement before investing in the notes.

Risks Relating to the Structure or Features of the Notes

The Notes Do Not Guarantee Any Return of Principal and You May Lose All of Your Principal Amount.

The notes do not guarantee any return of principal. The notes differ from ordinary debt securities in that we will not pay you 100% of the principal amount of your notes if the notes are not redeemed and the final value of any reference asset is less than its barrier value. In this case, the payment at maturity you will be entitled to receive will be less than the principal amount and you will lose 1% of the principal amount of your notes for every 1% that the final value of the least performing reference asset is less than its initial value. You may lose up to 100% of your investment at maturity. Even with any contingent coupons received prior to maturity, your return on the notes may be negative in this case.

The Amount Payable on The Notes is Not Linked to The Values of The Reference Assets At Any Time Other Than The Coupon Observation Dates, Including The Final Valuation Date.

The payments on the notes will be based on the closing value of each reference asset on the coupon observation dates, including the final valuation date, subject to postponement for non-trading days and certain market disruption events. Even if the value of the least performing reference asset is greater than or equal to its contingent coupon barrier during the term of the notes other than on a coupon observation date but then decreases on a coupon observation date to a value that is less than its contingent coupon barrier, the contingent coupon will not be payable for the relevant quarterly period. Similarly, if the notes are not redeemed, even if the value of the least performing reference asset is greater than or equal to its barrier value during the term of the notes other than on the final valuation date but then decreases on the final valuation date to a value that is less than its barrier value, the payment at maturity will be less, possibly significantly less, than it would have been had the payment at maturity been linked to the value of the least performing reference asset prior to such decrease. Although the actual value of the least performing reference asset on the maturity date or at other times during the term of the notes may be higher than its value on the coupon observation dates, whether each contingent coupon will be payable and the payment at maturity will be based solely on the closing value of the least performing reference asset on the applicable coupon observation dates.

You May Not Receive Any Contingent Coupons.

We will not necessarily make periodic coupon payments on the notes. If the closing value of any reference asset on a coupon observation date is less than its contingent coupon barrier, we will not pay you the contingent coupon applicable to that coupon observation date. If on each of the coupon observation dates, the closing value of any reference asset is less than its contingent coupon barrier, we will not pay you any contingent coupons during the term of, and you will not receive a positive return on, the notes. Generally, this non-payment of the contingent coupon coincides with a period of greater risk of principal loss on the notes.

Your Return on The Notes Is Limited To The Principal Amount Plus The Contingent Coupons, If Any, Regardless of Any Appreciation in The Value of Any Reference Asset.

You will not participate in any appreciation of the reference assets. In addition to any contingent coupon payments received prior to maturity or early redemption, for each $1,000 principal amount, at maturity or upon early redemption, you will receive $1,000 plus the final contingent coupon if the closing value of the least performing reference asset on the relevant coupon observation date is equal to or greater than its contingent coupon barrier, regardless of any appreciation in the value of any reference asset, which may be significant. Accordingly, the return on the notes may be significantly less than the

return on a security, the return of which was directly linked to the performance of any reference asset during the term of the notes.

The Notes May Be Redeemed Prior to the Maturity Date.

If the notes are redeemed early, the holding period over which you may receive contingent coupon payments could be as little as approximately three months. It is more likely that we will redeem the notes prior to maturity if we expect that the contingent coupon payments are likely to be payable on most or all of the coupon payment dates during the term of the notes, resulting in a return on the notes which is greater than the interest that would be payable on other instruments issued by us of comparable maturity, terms and credit rating trading in the market. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are redeemed prior to the maturity date.

Since the Notes Are Linked to the Performance of More Than One Reference Asset, You Will Be Fully Exposed to the Risk of Fluctuations in the Value of Each Reference Asset.

Since the notes are linked to the performance of more than one reference asset, the notes will be linked to the individual performance of each reference asset. Because such notes are not linked to a basket, in which the risk is mitigated and diversified among all of the components of a basket, you will be exposed to the risk of fluctuations in the value of each reference asset. For example, in the case of notes linked to a basket, the return would depend on the aggregate performance of the basket components reflected as the basket return. Thus, the depreciation of any basket component could be mitigated by the appreciation of another basket component. However, in the case of notes linked to the performance of more than one reference asset, the individual performance of each of the reference assets would not be combined to calculate your return and the depreciation of any reference asset would not be mitigated by the appreciation of the other reference assets. Instead, your return would depend on the least performing reference asset.

Because the Notes Are Linked to the Performance of the Least Performing Reference Asset, You are Exposed to Greater Risks of Sustaining a Significant Loss on Your Investment Than if the Notes Were Linked to Just One Reference Asset.

The risk that you will suffer a significant loss on your investment is greater if you invest in such notes as opposed to substantially similar securities that are linked to the performance of just one reference asset. With multiple reference assets, it is more likely that the value of one of the reference assets will be below its contingent coupon barrier on a coupon observation date or its barrier value on the final valuation date, than if the notes were linked to only one reference asset. Therefore, it is more likely that you will not receive any contingent coupon payments and suffer a significant loss on your investment.

Higher Contingent Coupon Rates Or Lower Barrier Values Are Generally Associated With A Reference Asset With Greater Expected Volatility and Therefore Can Indicate A Greater Risk of Loss.

"Volatility" refers to the frequency and magnitude of changes in the value of a reference asset. The greater the expected volatility with respect to a reference asset on the strike date, the higher the expectation as of the strike date that the value of the reference asset could close below its contingent coupon barrier on a coupon observation date or its barrier value on the final valuation date, indicating a higher expected risk of non-payment of contingent coupons or loss on the notes. This greater expected risk will generally be reflected in a higher contingent coupon rate than the yield payable on our conventional debt securities with a similar maturity, or in more favorable terms (such as a lower barrier value, a lower contingent coupon barrier or a higher contingent coupon rate) than for similar securities linked to the performance of a reference asset with a lower expected volatility as of the strike date. You should therefore understand that a relatively higher contingent coupon rate may indicate an increased risk of loss. Further, a relatively lower barrier value may not necessarily indicate that the notes have a greater likelihood of a repayment of principal at maturity. The volatility of a reference asset can change significantly over the term of the notes. The value of the reference asset for your notes could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the reference asset and the potential to lose some or all of your principal at maturity and to not receive any contingent coupons.

Risks Relating to the Reference Assets

An Investment In the Notes Is Subject to Small-capitalization Risks

The IWM tracks companies that are considered small-capitalization. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the value of the IWM may be more volatile than an investment in stocks issued by large-capitalization companies. Stock prices of small-capitalization companies are also more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, making it difficult for the IWM to track

them. In addition, small-capitalization companies are typically less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. Such companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and less competitive strengths than large-capitalization companies and are more susceptible to adverse developments related to their products or services. Any of these factors may adversely affect the performance of the IWM and consequently, the return on the notes.

The Performance And Market Value Of A Reference Asset That Is Not Actively Managed May Not Correlate With The Performance Of Its Underlying Index As Well As The Net Asset Value Per Share Of That Reference Asset, Especially During Periods Of Market Volatility

The performance of a reference asset that is not actively managed may not exactly replicate the performance of its underlying index, in part because the reference asset will reflect transaction costs and fees that are not included in the calculation of its underlying index. In addition, during periods of market volatility, securities held by a reference asset may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of that reference asset and the liquidity of that reference asset may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of a reference asset. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of a reference asset. As a result, under these circumstances, the market value of shares of a reference asset may vary substantially from the net asset value per share of that reference asset.

Additionally, a reference asset may invest in derivatives, including forward contracts, futures contracts, options on futures contracts, options and swaps. A derivative is a financial contract, the value of which depends on, or is derived from, the value of an underlying asset, such as a security or an index. Compared to conventional securities, derivatives can be more sensitive to changes in interest rates or to sudden fluctuations in market prices.

For all of the foregoing reasons, the performance of a reference asset that is not actively managed may not correlate with the performance of its underlying index as well as the net asset value per share of that reference asset, which could materially and adversely affect the return on the notes.

Tax Risks

The Tax Treatment of the Notes Is Uncertain

Significant aspects of the tax treatment of the notes are uncertain. You should consult your tax advisor about your own tax situation. See "U.*S. Federal Income Tax Considerations*" in the prospectus and "*Supplemental Discussion of U.S. Federal Income Tax Consequences*" in this pricing supplement.

General Risk Factors

You Are Subject to Nomura's Credit Risk, and the Value of Your Notes May Be Adversely Affected by Negative Changes in the Market's Perception of Nomura's Creditworthiness

By purchasing the notes, you are making, in part, a decision about Nomura's ability to pay you the amounts you are owed pursuant to the terms of your notes. Substantially all of our assets consist of loans to and other receivables from Nomura and its subsidiaries. Our obligations under your notes are guaranteed by Nomura. Therefore, as a practical matter, our ability to pay you amounts we owe on the notes is directly or indirectly linked solely to Nomura's creditworthiness. In addition, the market's perception of Nomura's creditworthiness generally will directly impact the value of your notes. If Nomura becomes or is perceived as becoming less creditworthy following your purchase of notes, you should expect that the notes will decline in value in the secondary market, perhaps substantially. If you sell your notes in the secondary market in such an environment, you may incur a substantial loss.

The Estimated Value of Your Notes at the Time the Terms of Your Notes Were Set on the Trade Date (as Determined by Reference to Our Affiliates' Pricing Models) Is Less Than the Original Issue Price of Your Notes

The original issue price for your notes exceeds the estimated value of your notes as of the time the terms of your notes were set on the trade date, as determined by reference to our affiliates' pricing models. After the trade date, the estimated value, as determined by reference to these pricing models, may be affected by changes in market conditions, our and Nomura's creditworthiness and other relevant factors. If Nomura Securities International, Inc. buys or sells your notes, it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time. The price at which Nomura Securities International, Inc. will buy or sell your notes at any time also will reflect, among other things, its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes were set on the trade date, our affiliates' pricing models considered certain variables, including principally Nomura's internal funding rates, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. In addition, our internal funding rate used in our affiliates' pricing models generally results in a higher estimated value of your notes than would result if we estimated the value using our credit spreads for our conventional fixed rate debt. As a result, the actual value you would receive if you sold your notes in the secondary market may differ, possibly even materially, from the estimated value of your notes that we determined by reference to our affiliates' pricing models as of the time the terms of your notes were set on the trade date due to, among other things, any differences in pricing models, third-parties' use of our credit spreads in their models, or assumptions used by other market participants.

The difference between the estimated value of your notes as of the time the terms of your notes were set on the trade date and the original issue price is a result of certain factors, including principally the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to our affiliates and the amounts our affiliates pay to us in connection with their agreement to hedge our obligations on your notes. These costs will be used or retained by us or one of our affiliates.

If We Were to Repurchase Your Notes Immediately After the Original Issue Date, the Price You Receive May Be Higher Than the Estimated Value of The Notes

Assuming that all relevant factors remain constant after the original issue date, the price at which we may initially buy or sell the notes in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the estimated value on the trade date for a temporary period expected to be approximately 1 month after the original issue date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the notes and other costs in connection with the notes that we will no longer expect to incur over the term of the notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the notes and any agreement we may have with the distributors of the notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the original issue date of the notes based on changes in market conditions and other factors that cannot be predicted.

Because Nomura Is a Holding Company, Your Right to Receive Payments on Nomura's Guarantee of the Notes Is Subordinated to the Liabilities of Nomura's Other Subsidiaries

The ability of Nomura to make payments, as guarantor, on the notes, depends upon Nomura's receipt of dividends, loan payments and other funds from subsidiaries. In addition, if any of Nomura's subsidiaries becomes insolvent, the direct creditors of that subsidiary will have a prior claim on its assets, and Nomura's rights and the rights of Nomura's creditors, including your rights as an owner of the notes, will be subject to that prior claim.

Nomura's subsidiaries are subject to various laws and regulations that may restrict Nomura's ability to receive dividends, loan payments and other funds from subsidiaries. In particular, many of Nomura's subsidiaries, including its broker-dealer subsidiaries, are subject to laws and regulations, including regulatory capital requirements, that authorize regulatory bodies to block or reduce the flow of funds to the parent holding company, or that prohibit such transfers altogether in certain circumstances. For example, Nomura Securities Co., Ltd., Nomura Securities International, Inc., Nomura International plc and Nomura International (Hong Kong) Limited, Nomura's main broker-dealer subsidiaries, are subject to regulatory capital requirements that could limit the transfer of funds to Nomura. These laws and regulations may hinder Nomura's ability to access funds needed to make payments on Nomura's obligations.

You Must Rely on Your Own Evaluation of the Merits of an Investment Linked to the Reference Assets

In the ordinary course of business, Nomura or any of its affiliates may have expressed views on expected movements in the reference assets, and may do so in the future. These views or reports may be communicated to Nomura's clients and clients of its affiliates. However, any such views are and will be subject to change from time to time. Moreover, other professionals who deal in markets relating to the reference assets may at any time have significantly different views from those of Nomura or its affiliates. For these reasons, you are encouraged to derive information concerning the reference assets from multiple sources, and you should not rely on any of the views that may have been expressed or that may be expressed in the future by Nomura or any of its affiliates. Neither the offering of the notes nor any view which Nomura or any of its affiliates from time to time may express in the ordinary course of business constitutes a recommendation as to the merits of an investment in the notes or any of the component securities.

Your Return May Be Lower Than the Return on Other Debt Securities of Comparable Maturity

Any contingent coupons payable on your notes may represent a return that is below the prevailing market rate for other debt securities of comparable maturity that are not linked to a reference asset. Consequently, unless the cash settlement amount you receive on the maturity date substantially exceeds the amount you paid for your notes, the overall return you earn on your notes could be less than what you would have earned by investing in non–underlier-linked debt securities that bear interest at prevailing market rates. For example, your return may be less than the return you would earn if you bought a traditional interest-bearing debt security with the same maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

The Historical Performance of the Reference Assets Should Not Be Taken as an Indication of Its Future Performance

The historical prices of the reference assets included in this pricing supplement should not be taken as an indication of its future performance. Changes in the prices of the reference assets will affect the market value of the notes, but it is impossible to predict whether the prices of the reference assets will rise or fall during the term of the notes. The prices of the reference assets will be influenced by complex and interrelated political, economic, financial and other factors.

Our or Our Affiliates' Hedging and Trading Activities May Adversely Affect the Market Value of the Notes

As described under "*Use of Proceeds and Hedging*" in the accompanying product prospectus supplement, we or one or more of our affiliates may hedge our obligations under the notes by entering into transactions involving purchases of futures and/or other derivative instruments linked to the reference assets. We also expect that we or one or more of our affiliates will adjust these hedges by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to any of the foregoing, at any time and from time to time, and unwind the hedge by selling any of the foregoing on or before the final valuation date for the notes or in connection with the redemption of the notes. Our or our affiliates' hedging activities may result in our or our affiliates' receiving a substantial return on these hedging activities even if your investment in the notes results in a loss to you. These hedging activities could adversely affect the prices of the reference assets and, therefore, the market value of the notes and the cash settlement amount payable on the notes.

We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the reference assets. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes and the cash settlement amount payable on the notes.

We or one or more of our affiliates may also engage in business with the component securities issuers or trading activities related to the component securities, which may present a conflict of interest between us (or our affiliates) and you.

There Are Potential Conflicts of Interest between You and the Calculation Agent and between You and Our Other Affiliates

The calculation agent will make important determinations as to the notes. Among other things, the calculation agent will determine the applicable closing prices of the reference assets and any adjustments to the initial value of any reference asset. We have initially appointed our affiliate, Nomura Securities International, Inc., to act as the calculation agent. We may change the calculation agent after the original issue date without notice to you. For a fuller description of the calculation agent's role, see "*General Terms of the Notes— Role of Calculation Agent*" in the accompanying product prospectus supplement. The calculation agent will exercise its judgment when performing its functions and will make any determination required or permitted of it in its sole discretion. For example, the calculation agent may have to determine whether a market disruption event affecting a reference asset has occurred and may also have to determine its closing price in such case. This determination may, in turn, depend on the calculation agent's judgment whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. All determinations by the calculation agent are final and binding on you absent manifest error. Since this determination by the calculation agent will affect the cash settlement amount payable on the notes, the calculation agent may have a conflict of interest if it needs to make a determination of this kind, and the cash settlement amount payable on your notes may be adversely affected. In addition, if the calculation agent determines that a market disruption event has occurred, it can postpone any relevant valuation date, which may have the effect of postponing the maturity date. If this occurs, you will receive the cash settlement amount, if any, after the originally scheduled stated maturity date but will not receive any additional payment or any interest on such postponed cash settlement amount.

We or our affiliates may have other conflicts of interest with holders of the notes. See "*Additional Risk Factors Specific to the Notes—Our or Our Affiliates' Business Activities May Create Conflicts of Interest*" in the accompanying product prospectus supplement.

There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses

The notes will not be listed on any securities exchange, and there may be little or no secondary market for the notes. Nomura Securities International, Inc. and other affiliates of ours currently intend to make a market for the notes, although they are not required to do so. Nomura Securities International, Inc. or any other affiliate of ours may stop any such market-making activities at any time. Even if a secondary market for the notes develops, it may not provide significant liquidity and the notes may not trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your notes in any secondary market could be substantial.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

If you sell your notes before the maturity date, you may have to do so at a substantial discount from the issue price and as a result you may suffer substantial losses.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of the reference assets relative to its initial value. We cannot predict the closing value of the reference assets on any coupon observation date, including the final valuation date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the reference assets or the return on the notes.

The table and examples below illustrate how the cash settlement amount would be calculated with respect to a $1,000 investment in the notes, given a range of hypothetical performances of the least performing reference asset. The hypothetical returns on the notes below are numbers, expressed as percentages, that result from comparing the cash settlement amount per $1,000 principal amount to $1,000. The potential returns described below assume that the notes have not been redeemed by us prior to maturity and are held to maturity, and are calculated excluding any contingent coupon payments paid prior to maturity. The numbers appearing in the following table and examples may have been rounded for ease of analysis. The following table and examples assume the following. **These are not the actual terms of the notes and the notes' terms may be more or less favorable than those shown in the following table and examples:**

▶	Principal amount:	$1,000
▶	Hypothetical initial value of the least performing reference asset:	$100.00
▶	Hypothetical barrier value of the least performing reference asset:	$65.00 (65.00% of its hypothetical initial value)
▶	Hypothetical contingent coupon barrier of the least performing reference asset:	$70.00 (70.00% of its hypothetical initial value)
▶	Contingent coupon rate:	2.90% quarterly (equivalent to 11.60% per annum)

Hypothetical Final Value of the Least Performing Reference Asset	Hypothetical Reference Asset Performance of the Least Performing Reference Asset	Hypothetical Cash Settlement Amount	Hypothetical Return on the Notes (Excluding Any Contingent Coupons Paid Prior to Maturity)
$200.00	100.00%	$1,029.00[1]	2.90%
$150.00	50.00%	$1,029.00	2.90%
$125.00	25.00%	$1,029.00	2.90%
$100.00[2]	**0.00%**	**$1,029.00**	**2.90%**
$90.00	-10.00%	$1,029.00	2.90%
$80.00	-20.00%	$1,029.00	2.90%
$70.00[3]	**-30.00%**	**$1,029.00**	**2.90%**
$68.00	-32.00%	$1,000.00	0.00%
$66.00	-34.00%	$1,000.00	0.00%
$65.00[4]	**-35.00%**	**$1,000.00**	**0.00%**
$64.99	-35.01%	$649.90	-35.01%
$40.00	-60.00%	$400.00	-60.00%
$30.00	-70.00%	$300.00	-70.00%
$25.00	-75.00%	$250.00	-75.00%
$0.00	**-100.00%**	**$0.00**	**-100.00%**

(1)   The cash settlement amount will not exceed the principal amount plus the final contingent coupon.
(2)   The **hypothetical** initial value of $100 used in these examples has been chosen for illustrative purposes only. The actual initial value of each reference asset is set forth under "Terms of the Notes."
(3)   This is the **hypothetical** contingent coupon barrier of the least performing reference asset.
(4)   This is the **hypothetical** barrier value of the least performing reference asset.

The following examples indicate how the cash settlement amount would be calculated with respect to a hypothetical $1,000 investment in the notes assuming that the notes have not been redeemed by us prior to maturity and are held to maturity.

Example 1: The reference asset performance of the least performing reference asset is 50.00%.

Because the final value of the least performing reference asset is greater than or equal to its contingent coupon barrier, the cash settlement amount would be $1,029.00 per $1,000 principal amount, calculated as follows:

$1,000 + final contingent coupon

= $1,000 + ($1,000 × 2.90%)

= $1,029.00

Example 1 shows that the cash settlement amount will be fixed at the principal amount plus the final contingent coupon when the final value of the least performing reference asset is at or above its contingent coupon barrier, regardless of the extent to which the price of the least performing reference asset increases.

Example 2: The reference asset performance of the least performing reference asset is -20.00%.

Because the final value of the least performing reference asset is greater than or equal to its contingent coupon barrier, the cash settlement amount would be $1,029.00 per $1,000 principal amount, calculated as follows:

$1,000 + final contingent coupon

= $1,000 + ($1,000 × 2.90%)

= $1,029.00

Example 2 shows that the cash settlement amount will equal the principal amount plus the final contingent coupon when the final value of the least performing reference asset is at or above its contingent coupon barrier, although the price of the least performing reference asset has decreased moderately.

Example 3: The reference asset performance of the least performing reference asset is -32.00%.

Because the final value of the least performing reference asset is less than its contingent coupon barrier but greater than or equal to its barrier value, the cash settlement amount would be $1,000.00 per $1,000 principal amount.

Example 3 shows that the cash settlement amount will equal the principal amount when the final value of the least performing reference asset is less than its contingent coupon barrier but greater than or equal to its barrier value, although the price of the least performing reference asset has decreased.

Example 4: The reference asset performance of the least performing reference asset is -75.00%.

Because the final value of the least performing reference asset is less than its barrier value, the cash settlement amount would be $250.00 per $1,000 principal amount, calculated as follows:

$1,000 + ($1,000 × reference asset performance of the least performing reference asset)

= $1,000 + ($1,000 × -75.00%)

= $250.00

Example 4 shows that you are exposed on a 1-to-1 basis to any decrease in the price of the least performing reference asset from its initial value if its final value is less than its barrier value. You may lose up to 100% of your principal amount at maturity. Even with any contingent coupons, the return on the notes could be negative.

These examples illustrate that you will not participate in any appreciation of any reference asset, but will be fully exposed to a decrease in the least performing reference asset if the notes are not redeemed and the final value of the least performing reference asset is less than its barrier value, even if the final values of the other reference assets have appreciated or have not declined below their respective barrier values.

THE REFERENCE ASSETS

Description of the DIA

The SPDR® Dow Jones® Industrial Average℠ ETF Trust (the "DIA") is a unit investment trust that seeks to replicate, before fees and expenses, the price and yield performance of the Dow Jones Industrial Average® (the "INDU"), which is composed of 30 "blue-chip" U.S. stocks. Each unit of fractional undivided interest in the DIA is referred to as a "Trust Unit" or a "Unit." Individual Units trade on the NYSE Arca like any other equity security. The DIA commenced operations on January 14, 1998 upon the initial issuance of 500,000 Units in exchange for a portfolio of securities assembled to reflect the intended portfolio composition of the DIA. Trust Units represent an undivided ownership interest in common stocks that are actually held by the DIA and make up the trust's portfolio of the DIA.

Information provided to or filed with the SEC by the DIA pursuant to the Securities Act and the Investment Company Act can be located by reference to SEC file numbers 333-31247 and 811-09170, respectively, through the SEC's website at www.sec.gov. In addition, information regarding the DIA (including its fees, top ten holdings and weights) may be obtained from other sources including, but not limited to, press releases, newspaper articles, other publicly available documents, and the DIA's website. We are not incorporating by reference the website, the sources listed above or any material they include in this pricing supplement. Neither we nor the agent makes any representation that such publicly available information regarding the DIA is accurate or complete.

Historical Performance of the DIA

The following graph sets forth the historical performance of the DIA based on the daily historical closing values from January 1, 2020 through November 4, 2025. We obtained the closing values below from Bloomberg L.P. ("Bloomberg"). We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg.



The historical values of the DIA should not be taken as an indication of future performance, and no assurance can be given as to the closing value of the DIA on any coupon observation date, including the final valuation date.

Description of the IWM

The shares of the iShares® Russell 2000 ETF (the "IWM") are issued by the iShares® Trust (the "trust"), a registered investment company.

• The IWM is an exchange-traded fund that seeks investment results which correspond generally to the price and yield performance, before fees and expenses, of the Russell 2000® Index (the "index"). The index measures the performance of the small-capitalization sector of the U.S. equity market.

• The IWM's investment advisor is BlackRock Fund Advisors.

• The IWM's shares trade on the NYSE Arca under the ticker symbol "IWM".

• The trust's SEC CIK Number is 0001100663.

• The inception date was May 22, 2000.

Information filed by the trust with the SEC electronically can be reviewed through a website maintained by the SEC. The address of the SEC's website is sec.gov. Information filed with the SEC by the trust, including its reports to shareholders, can be located by referencing its CIK number referred to above. In addition, information regarding the IWM (including its fees, top ten holdings and weights) may be obtained from other sources including, but not limited to, press releases, newspaper articles, other publicly available documents, and the IWM's website. We are not incorporating by reference the website, the sources listed above or any material they include in this pricing supplement. Neither we nor the agent makes any representation that such publicly available information regarding the IWM is accurate or complete.

Historical Performance of the IWM

The following graph sets forth the historical performance of the IWM based on the daily historical closing values from January 1, 2020 through November 4, 2025. We obtained the closing values below from Bloomberg. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg.



Historical Performance of the IWM

The historical values of the IWM should not be taken as an indication of future performance, and no assurance can be given as to the closing value of the IWM on any coupon observation date, including the final valuation date.

Description of the SPY

The units of the SPDR® S&P 500® ETF Trust (the "SPY") are issued by SPDR® S&P 500® ETF Trust, a unit investment trust that is a registered investment company.

•   The SPY is an exchange-traded fund that seeks investment results which correspond generally to the price and yield performance, before fees and expenses, of the S&P 500® Index (the "SPX"). The SPX includes 500 selected companies listed on national stock exchanges and spanning a broad range of major industries.

•   The return on your notes is linked to the performance of the SPY, and not to that of the SPX on which the SPY is based. The performance of the SPY may significantly diverge from that of its index.

•   The SPY does not have an investment advisor. Its investments are adjusted by the trustee. With respect to SPY, all references to the term "investment advisor" used herein and in the accompanying product prospectus supplement will be deemed to refer to "trustee". The SPY's trustee is State Street Global Advisors Trust Company.

•   The trust's sponsor is PDR Services, LLC.

•   The SPY's units trade on the NYSE Arca under the ticker symbol "SPY".

•   The trust's SEC CIK Number is 0000884394.

•   The inception date for purposes of the units was January 22, 1993.

Information filed by the SPY with the SEC electronically can be reviewed through a website maintained by the SEC. The address of the SEC's website is sec.gov. Information filed with the SEC by the trust, including its reports to shareholders, can be located by referencing its CIK number referred to above. In addition, information regarding the SPY (including its fees, top ten holdings and weights) may be obtained from other sources including, but not limited to, press releases, newspaper articles, other publicly available documents, and the SPY's website. We are not incorporating by reference the website, the sources listed above or any material they include in this pricing supplement. Neither we nor the agent makes any representation that such publicly available information regarding the SPY is accurate or complete.

Historical Performance of the SPY

The following graph sets forth the historical performance of the SPY based on the daily historical closing values from January 1, 2020 through November 4, 2025. We obtained the closing values below from Bloomberg. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg.

Historical Performance of the SPY



The historical values of the SPY should not be taken as an indication of future performance, and no assurance can be given as to the closing value of the SPY on any coupon observation date, including the final valuation date.

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

You should carefully consider the matters set forth in "*U.S. Federal Income Tax Considerations*" in the accompanying prospectus. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the notes. This summary supplements the section "*U.S. Federal Income Tax Considerations*" in the accompanying prospectus and supersedes it to the extent inconsistent therewith.

There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain as to both the timing and character of any inclusion in income in respect of the notes. Under one approach, a note should be treated as a contingent income-bearing pre-paid derivative contract with respect to the reference assets. We intend to treat the notes consistent with this approach. Pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Mayer Brown LLP, it is reasonable to treat a note as a contingent income-bearing pre-paid derivative contract with respect to the reference assets. Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes, other characterizations and treatments are possible and the timing and character of income in respect of the notes might differ from the treatment described herein.

U.S. Holders. Please see the discussion under the heading "*U.S. Federal Income Tax Considerations* — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or a Derivative Contract — Certain Notes Treated as Prepaid Derivative Contracts" in the accompanying prospectus for a further discussion of U.S. federal income tax considerations applicable to U.S. holders (as defined in the accompanying prospectus). Pursuant to the approach discussed above, we intend to treat any gain or loss upon maturity or an earlier sale, exchange, or redeem as capital gain or loss in an amount equal to the difference between the amount you receive at such time (other than with respect to any contingent coupon) and your tax basis in the note. Any such gain or loss will be long-term capital gain or loss if you have held the note for more than one year at such time for U.S. federal income tax purposes. Your tax basis in a note generally will equal your cost of the note. In addition, the tax treatment of the contingent coupons is unclear. Although the tax treatment of the contingent coupons is unclear, we intend to treat any contingent coupon, including on the maturity date, as ordinary income includible in income by you at the time it accrues or is received in accordance with your normal method of accounting for U.S. federal income tax purposes.

Non-U.S. Holders. Please see the discussion under the heading "*U.S. Federal Income Tax Considerations* — Tax Treatment of Non-U.S. Holders" in the accompanying prospectus for further discussion of U.S. federal income tax considerations applicable to non-U.S. holders (as defined in the accompanying prospectus). Because the U.S. federal income tax treatment (including the applicability of withholding) of the contingent coupons is uncertain, to the extent we have a withholding obligation, we intend to withhold U.S. federal income tax on the entire amount of any contingent coupons at a 30% rate (or at a lower rate under an applicable income tax treaty). Even if we do not have a withholding obligation, another withholding agent in the chain of payments may effectuate withholding to the same extent. Any U.S. federal withholding tax should generally be imposed once. We will not pay any additional amounts in respect of any such withholding.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2027. Based on the Issuer's determination that the notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the notes. However, it is possible that the notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the reference assets or the notes, and following such occurrence the notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the reference assets or the notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have agreed to sell to Nomura Securities International, Inc. (the "distribution agent"), and the distribution agent has agreed to purchase from us, the aggregate principal amount of the notes specified on the front cover of this pricing supplement. The distribution agent has agreed to purchase the notes from us at a price of 100% of the principal amount. The distribution agent will not receive any commission in connection with the sale of the notes. The distribution agent will offer the notes to which this pricing supplement relates to the public and to certain dealers at 100% of the principal amount of the notes. If all of the notes are not sold at the original issue price, the distribution agent may change the offering price and the other selling terms. Certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forgo some or all of their selling concessions, fees or commissions.

To the extent the distribution agent resells notes to a broker or dealer less a concession equal to the entire underwriting discount, such broker or dealer may be deemed to be an "underwriter" of the notes as such term is defined in the Securities Act of 1933, as amended. If the distribution agent is unable to sell all the notes at the public offering price, the distribution agent proposes to offer the notes from time to time for sale in negotiated transactions or otherwise, at prices to be determined at the time of sale.

In the future, the distribution agent may repurchase and resell the notes in market-making transactions. For more information about the plan of distribution, the distribution agreement and possible market-making activities, see "*Plan of Distribution (Conflicts of Interest)*" in the accompanying prospectus.

Delivery of the notes will be made against payment for the notes on the original issue date set forth on page PS-2 of this pricing supplement, which is more than one business day following the trade date. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than one business day prior to the original issue date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

The distribution agent is our affiliate and, as such, has a "conflict of interest" in this offering within the meaning of FINRA Rule 5121. The distribution agent is not permitted to sell notes in this offering to any account over which it exercises discretionary authority without the prior specific written approval of the account holder.

The distribution agent and/or its affiliates have performed, and in the future may provide, investment banking and advisory services for us from time to time for which they have received, and expect to receive, customary fees and commissions. The distribution agent and its affiliates may, from time to time, engage in transactions with, and perform services for, us in the ordinary course of business.

VALIDITY OF THE NOTES

In the opinion of Mayer Brown LLP, as counsel to the Issuer and the Guarantor, when this pricing supplement has been attached to, and duly notated on, the master note that represents the notes pursuant to the Indenture referred to in the prospectus and product prospectus supplement, and issued and paid for as contemplated herein, (i) such notes will be valid, binding and enforceable obligations of the Issuer, and (ii) the related Guarantee will be a valid, binding and enforceable obligation of the Guarantor, in each case entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the laws of the State of Delaware and the federal laws of the United States of America. Insofar as this opinion involves matters governed by Japanese law, Mayer Brown LLP has relied, with the Issuer's permission, on the opinion of Anderson Mori & Tomotsune, dated as of July 20, 2023, filed as an exhibit to the Registration Statement by the Issuer on July 20, 2023, and this opinion is subject to the same assumptions, qualifications and limitations as set forth in such opinion of Anderson Mori & Tomotsune. This opinion is subject to customary assumptions about the Trustee's authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated July 20, 2023, which has been filed as Exhibit 5.2 to the Issuer's Registration Statement on Form F-3 dated July 20, 2023.